Exhibit 99.1

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

(Drawn up in summary format, in accordance with article 130, paragraph 1, of Law No. 6,404/1976 and with article 19, paragraph 1, of the Bylaws)

1. Date, time and place: On April 19, 2021, at 3:00 p.m., at the headquarters of Oi S.A – In Judicial Reorganization (“Oi” or the “Company”), located at Rua do Lavradio, No. 71, City Center, in the City and State of Rio de Janeiro.

2. Agenda: (i) consideration and resolution on the issuance, by the Company, of the declaration required by Judgment No. 1, dated January 8, 2021, which gave rise to the Prior Consent from the National Telecommunications Agency (Agência Nacional de Telecomunicações), or Anatel, for the merger of Telemar Norte Leste S.A. – In Judicial Reorganization (“Telemar”), a wholly-owned subsidiary of Oi, with and into the Company, as provided for in the Judicial Reorganization Plan; (ii) ratification of the appointment and engagement of the specialized company Meden Consuloria Empresarial Ltda. (“Meden”), responsible for preparing (a) the appraisal report, at book value, of Telemar's shareholders' equity, to be incorporated to the Company's shareholders' equity, (b) the valuation report of the shareholders' net equity of the Company and Telemar, at market prices, on the same date and according to the same criteria, for the purposes of article 264 of Law No. 6,404/1976 (the "Brazilian Corporation Law"), (c) the valuation report containing the economic and financial valuations of Telemar and Oi, according to the discounted cash flow method, and (d) the valuation report of the spun-off portion of Brasil Telecom Comunicação Multimídia S.A. (“BTCM”), indirect subsidiary of the Company, to be incorporated into the Company's shareholders' equity (jointly, the “Valuation Reports”); (iii) evaluation and deliberation about the valuation reports prepared by Meden, for the purposes of the merger of Telemar by the Company; (iv) evaluation and deliberation about the valuation report prepared by Meden, for the purposes of the transfer of the spun-off portion of BTCM to the Company; (v) examination, discussion and resolution on the Protocol and Justification of the Merger of Telemar Norte Leste S.A. – In Judicial Reorganization with and into Oi S.A. – In Judicial Reorganization, including all its attachments (“Protocol and Justification of the Merger”), which establishes the terms and conditions of merger of Telemar with and into the Company (the "Merger"); (vi) resolution on the Merger proposal, under the terms of the Protocol and Justification of the Merger and pursuant to article 227 of the Brazilian Corporation Law, and the corresponding amendment to the caput of Article 5 of the Company's Bylaws to reflect the issuance of common shares to be held in treasury as a result of the Merger, without changing the amount of its capital stock; (vii) examination, discussion and resolution on the Protocol and Justification of the Partial Spin-off of Brasil Telecom Comunicação Multimídia S.A. with the Transfer of the Spun-Off Portion to Oi S.A. - In Judicial Reorganization, including all its attachments (“Protocol and Justification of the Partial Spin-off”), which establishes the terms and conditions of the partial spin-off of BTCM (the “Partial Spin-off”) with the transfer of the spun-off portion to the Company (the "Transfer of the Spun-off Portion"); (viii) resolution on the Transfer of the Spun-off Portion of BTCM proposal, in the terms of the Protocol and Justification of the Partial Spin-off and in the form of article 229 of the Brazilian Corportaion Law; (ix) amendment to the wording of article 2 of the Company's Bylaws, to further detail certain activities already covered in its current corporate purpose, as a result of the Transfer of the Spun-off Portion and in preparation for the corporate reorganizations involving Oi and its subsidiaries that are necessary to comply with the Judicial Reorganization Plan; and (x) authorization for the Company's management to practice all acts necessary to effect the Merger and the Transfer of the Spun-off Portion.

3. Call notice: Call notice published in the Rio de Janeiro State Official Gazette (Diário Oficial do Estado do Rio de Janeiro), Part V, in the editions of 03/29/2021, page 40; 03/30/2021, page 103; and 03/31/2021, page 158, and in the Jornal Valor Econômico – National Edition, in the editions of 03/27/2021, 03/28/2021 and 03/29/2021, page C11; 03/30/2021, page A11; and 03/31/2021, page C6, in accordance with article 124 , caput and paragraph 1, of the Brazilian Corporation Law.

3.1. All documents and information regarding the Agenda were made available to shareholders on 03/29/2021, in accordance with CVM Instruction No. 481/09 (“CVM Instruction 481”).

4. Attendance: Shareholders representing 29.40% of the common shares, 8.39% of the preferred shares, and therefore, 28.85% of the voting and total capital stock of the Company attended the meeting, either at the Company’s headquarters or through the exercise of their remote voting right, pursuant to Article 121, sole paragraph, of the Brazilian Corporation Law and CVM Instruction 481, as evidenced (i) by the signatures entered in the “Book of Attendance of Shareholders” and (ii) by the valid remote voting ballots, received through the B3 Central Depository, by the bookkeeping bank or directly by the Company, pursuant to CVM Instruction 481, according to the voting charts disclosed by the Company on 15 and 16 April 2021. Also present were Messrs. Rodrigo Modesto de Abreu, Chief Executive Officer of the Company; Antonio Reinaldo Rabelo Filho, Chief Legal Officer; and Arthur José Lavatori Correa, Corporate, Securities Market and Contracts Legal Officer, as well as Ms. Daniela Maluf Pfeiffer, member of the Fiscal Council, and Mr. Fellipe Franco Rosman, representative of Meden, the company responsible for preparing the Valuation Reports.

5. Meeting Board: Once the legal quorum was verified for deliberation of item i, and in accordance with the provisions set forth in article 15 of the Company’s Bylaws, the General Meeting was partially opened by Mr. Eleazar de Carvalho Filho, only in relation to this item, who acted as chairman of the meeting and appointed Mr. Rafael Padilha Calábria as secretary of the meeting.

6. Resolutions: After the reading of the consolidated summary chart of the votes cast through remote voting ballots with respect to item (i) of the Agenda, considering the most recent shareholdings included in the Company’s books, which was available for consultation by attending shareholders, pursuant to paragraph 4 of article 21-W of the CVM Instruction 481, the Secretary clarified that the preferred shares shall bear voting rights on the matters to be resolved in the General Meeting, pursuant to paragraph 3 of article 12 of the Company’s Bylaws and paragraph 1 of article 111 of the Brazilian Corporation Law. The Secretary also registered that, in accordance with the paragraph 1 of article 19 of the Company’s Bylaws, the minutes shall be drawn up in the form of a summary of the facts, including dissents and protests, and shall contain only the transcription of the resolutions taken, observing the conditions indicated in items “a” and “b” of paragraph 1 of article 130 of the Brazilian Corporation Law. The reading of the matters included on the Agenda of this General Meeting and related documents was unanimously waived.

6.1 Regarding item i of the Agenda, the issue, by the Company, of a statement required by Judgment No.1 of 01.08.2021, which gave rise to Anatel's Prior Consent Act for the Merger, as provided for in the Judicial Reorganization Plan, was approved, in accordance with the Management’s Proposal, by a majority, with 1,245,959,906 votes in favor representing 99.98% of the valid votes, with 132,192 votes recovered against and the abstention by holders of 471,209,943 shares.

6.2 In view of the failure to reach the quorum of shareholders representing at least 2/3 (two thirds) of the capital with voting rights in this General Meeting, necessary for opening the Meeting to resolve upon such matters, the General Meeting was not opened in relation to the aforementioned items (ii) to (x) of the Agenda. The Company’s management will promote the publication of the Second Call Notice, pursuant to Article 124, item II, of the Brazilian Corporation Law, on April 20, 2021, for the General Meeting to be held on the second call on April 30, 2021, at 4 p.m., at the Company's headquarters.

7. Opposing votes, vote statements and abstentions: Opposing votes, vote statements and abstentions were submitted to the Meeting Board were registered and shall remain filed in the Company’s records.

Closing: With nothing further to discuss, the meeting was adjourned for the drawing up of these minutes. Once read, the minutes were approved by the shareholders representing the required quorum for approval of the above resolutions. Signed by: Meeting Board: Eleazar de Carvalho Filho – Chairman of the Meeting; Rafael Padilha Calábria – Secretary of the Meeting; Attending Shareholders: (p.p Livia Beatriz Silva do Prado) THE BANK OF NEW YORK ADR DEPARTMENT; BEST INVESTMENT CORPORATION; BESTINVER SICAV - BESTINVER LATIN AMERICA; BESTINVER LATAM FI; (p.p Paulo Oscar Iglesias Chermont De Miranda) FUNDACAO ATLANTICO DE SEGURIDADE SOCIAL; Acionistas participantes por meio dos Boletins de Voto à Distância: HARPIA FDO DE INVESTIMENTO DE ACOES INVESTIMENTO NO EXTERIOR; KROL FIA IE; TROPICO VALUE FUNDO DE INVESTIMENTO EM ACOES; MOAT CAPITAL FIA MASTER; FORD MOTOR CO DEFINED BENEF MASTER TRUST; TT EM M EQ F (THE FUND), A SUB-FUND OF TT I FD PLC; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; INTERNATIONAL EQUITIES B UNIT TRUST; SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S A; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST EMERGING MARKETS SMALL CAP ALPHADEX FU; FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT.; SPDR SP EMERGING MARKETS SMALL CAP ETF; MDPIM EMERGING MARKETS EQUITY POOL; ITAU FUNDS - LATIN AMERICA EQUITY FUND; VICTORIAN FUNDS MAN C A T F V E M T; LVS III LP; LVS II LLC; SUNSUPER SUPERANNUATION FUND; GMO EMERGING DOMESTIC OPPORTUNITIES FUND, A SERIES; GMO EMERGING DOMESTIC O E FUND, A SUB FUND OF GMO; COMMONFUND STRATEGIC DIRECT SERIES LLC - CF TT IN; WASHINGTON STATE INVESTMENT BOARD; PIMCO TACTICAL OPPORTUNITIES MASTER FUND LTD.; IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/; BNY MELLON (RIVER AND MERCANTILE) GLOBAL EQUITY FU; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST; TT EMERGING MARKETS OPPORTUNITIES FUND LIMITED; TT EMERGING MARKETS OPPORTUNITIES FUND II LIMITED; JANA EMERGING MARKETS SHARE TRUST; VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL; CITI RETIREMENT SAVINGS PLAN; INVESCO STRATEGIC EMERGING MARKETS ETF; TT HORIZON E FUND A SUB FUND OF TT INTER ; TT HORIZON OPPORTUNITIES FUND LIMITED; FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TIL; TELSTRA SUPER PTY LTD T TELSTRA S SHEME; NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY F.

This is a true copy of the original drawn up in the relevant book.

Rio de Janeiro, April 19, 2021.

Rafael Padilha Calábria

Secretary of the Meeting